Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001

Joanne R. Soslow Partner 215.963.5262 jsoslow@morganlewis.com

*FOIA Confidential Treatment Requested*

October 27, 2010

VIA EDGAR AND FACSIMILE

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Attn:	Lisa Etheredge Amit Pande (Accounting Branch Chief)

Re:	Susquehanna Bancshares, Inc.
Form 10-K/A for the year ended December 31, 2009
Filed March 3, 2010
Form 10-K for the year ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the quarter ended June 30, 2010
Filed August 6, 2010
File No. 000-1338721

Dear Ms. Etheredge:

On behalf of Susquehanna Bancshares, Inc. (the “Company” or “Susquehanna”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 17, 2010 to Drew K. Hostetter, Chief Financial Officer of the Company, with respect to the above referenced filings with the Commission by the Company. For your convenience, we have set forth below each of the Staff’s comments in italics, followed by the Company’s responses.

Philadelphia     Washington     New York     Los Angeles     San Francisco     Miami     Pittsburgh     Princeton     Chicago     Minneapolis

Palo Alto     Dallas     Houston     Harrisburg     Irvine     Boston     Wilmington     London     Paris     Brussels     Frankfurt     Beijing     Tokyo

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 2

In accordance with 17 C.F.R. § 200.83 (2008), we have provided a letter to the Staff and the Office of Freedom of Information and Privacy Act Operations, requesting, on behalf of the Company, confidential treatment for certain portions of the Company’s responses set forth in this response letter (the “Specified Information”). The Company has redacted the Specified Information from the letter filed via EDGAR and has included such information solely in paper copies of the letter submitted to the Staff.

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 3

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, page 38

Loans and Leases, page 42

1.	We note from your tabular information that real estate — construction loans comprised only 11% of your total loan and lease portfolio as of December 31, 2009 yet this loan type represented 44.5% of your nonaccrual loans and leases, 31.5% of your allowance for loan losses, and 50% of your total charge-offs during 2009. In future filings, please enhance your discussion on page 42 (and elsewhere throughout the filing where appropriate) to address the following:

•	Explain in detail how you actively evaluate this high risk portion of your loan portfolio to identify potential problem loans on a timely basis;

The Company conducts quarterly portfolio reviews of real estate – construction loan relationships in excess of $750,000. Included in this review is a comparison of absorption numbers (units leased or sold), market conditions, and performance to original projections. Lenders prepare cash flow projections for the loan being reviewed and all of the construction projects that the borrower may have financed with other lending institutions. An analysis of these cash flow projections determines whether the borrowing entity’s liquidity is sufficient to complete not only the project being financed by the Company but any other projects in the borrower’s portfolio as well. The liquidity of any guarantors (the secondary source for continuance of the project) is also reviewed during this process to determine if it will support any extension of the project due to slower than expected absorption. For those loan relationships under $750,000, the evaluation of risk is based upon delinquency.

Loans designated as potential problem loans in the real estate – construction loan portfolio are reviewed quarterly by the Company’s loan review department (“Loan Review”) and executive management of the Company and its wholly-owned banking subsidiary in loan quality meetings. This review consists of an analysis of the project’s historical results; the project’s projected results over the next four quarters; current financial information of the borrower and any guarantors; and a fifteen-month rolling cash flow of the projects financed by the Company and other lending institutions. In these meetings, the Company determines which loans are to be placed on nonaccrual and any downgrades or upgrades in ratings.

All potential problem real estate – construction loans are tested quarterly for impairment. The loan must meet the following criteria or it will be considered impaired:

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 4

•	The debt coverage ratio (“DCR”) of the borrower must be at least 1.10X for the project. DCR is defined as annualized cash flow available for debt service divided by annual debt service.
•	If the DCR of the borrower is less than 1.10X, then the ratio of global cash flow of the borrower plus the guarantor divided by annual debt service (“GCF”) must be greater than 1.10X.
•

If the DCR and the GCF are not greater than 1.10X, then a fifteen-month rolling cash flow projection must show that the borrower/guarantor will achieve a 1.10X DCR within six months. This projection must be verified and supported by contracts or leases.

•	Describe your process for monitoring the collectability of potential problem loans once the a loan is identified as a “potential problem”;

Potential problem loans are generally assigned to the Company’s special-asset group or work-out department. While the loans are assigned to these areas:

•	These groups work under the same process that was used to determine that the loan was impaired (as described above) to monitor the collectibility of these loans.
•	Collateral is appraised by outside vendors. Appraisals are generally kept current (no more than one-year old).
•

Work-out plans are established with loan benchmarks that, if achieved, will result in the Company upgrading the loan. If it is not feasible to upgrade the loan, the Company will develop a plan to exit the loan through non-bank financing, sale of assets or an orderly liquidation.

•

Discuss the extent to which you determine the value of the underlying collateral differently for your real estate — construction portfolio (e.g. raw land, land development, etc.) as compared to your other collateral based loans;

The Company uses independent third-party appraisal firms to determine the value of collateral. Real estate – construction collateral is generally valued on an annual basis, or in the event of deterioration in geographic areas of the Company’s foot print (as demonstrated by analytics from regional and national publications) on an as-needed basis. For ongoing real estate construction projects, the Company uses independent inspectors to verify the progress of construction. Other collateral-based loans, such as loans secured by receivables and/or inventory, are generally valued on an annual basis using balance sheet information and field

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 5

examinations performed by independent auditors.

•	Disclose how you have changed your lending practices for real estate — construction loans to mitigate the risk of continued significant losses; and

The Company has tightened the advance ratios for raw land, from 65% to 60% of appraised value or cost, whichever is less; for land approved/unimproved, from 70% to 65%; for land approved/improved, from 75% to 70%; and for construction of houses, apartments, or commercial buildings, from 75% to 70%.

•	Disclose the extent to which you have restructured loans in your real estate construction portfolio and quantify the amount, if any, of those loans which have subsequently been charged-off.

At June 30, 2010, restructured real estate construction loans totaled $4.1 million and accounted for 0.4% of the Company’s total real estate construction loans. At December 31, 2009, restructured real estate construction loans totaled $2.9 million and accounted for 0.3% of the Company’s total real estate construction loans. The Company considers these amounts to be immaterial for disclosure.

As of June 30, 2010, there have been no subsequent charge-offs related to these restructured loans.

The Company advises the Staff that it will include in its Form 10-K for the year ending December 31, 2010 and in other future filings with the Commission, as applicable, enhanced disclosure consistent with the response above.

2.	As a related matter, please revise your disclosures on page 47 to disclose your potential problem loans by loan type as of each period presented.

The following table is an example of the revised disclosures that will be included in the Company’s Form 10-K for the year ending December 31, 2010, and in other future filings with the Commission, as applicable:

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 6

Susquehanna Bancshares, Inc. and Subsidiaries

Table 7 - Potential Problem Loans by Loan Type

	June 30, 2010	December 31, 2009	December 31, 2008
	(dollars in thousands)
Commercial, financial, and agricultural	$38,513	$54,552	$35,027
Real estate - construction	67,421	59,957	83,411
Real estate secured - residential	19,715	18,878	9,213
Real estate secured - commercial	173,295	172,793	57,380

Total potential problem loans	$298,944	$306,180	$185,031

Risk Assets, page 44

3.	We note that your restructured loans increased significantly from $2.6 million as of December 31, 2008 to $58.2 million as of December 31, 2009 and were $79.5 million as of June 30, 2010. Please revise your future filings to disclose the following information related to your troubled debt restructurings (TDRs):

•	Quantify the dollar amount of restructured loans that were impaired as of each period presented;

The Company considers all of its restructured loans as impaired for analysis under ASC Topic 310 – Receivables.

•	Quantify the extent to which any restructured loans have been subsequently charged-off during the year ended December 31, 2009 or the six months ended June 30, 2010;

None of the Company’s restructured loans during the year ended December 31, 2009 or the six months ended June 30, 2010 have required additional charge-offs subsequent to the restructuring.

•	Clearly and comprehensively discuss your nonaccrual policies for restructured loans;

As reviewed in the response to Comment 1, a borrower with a restructured loan must maintain a 1.10X DCR as a stand alone entity or a 1.10X GCF together with its guarantor. If the borrower fails to maintain that ratio or cannot recover to a 1.10X DCR or GCF within a six-month period, the restructured loan will be returned to nonaccrual status. Also, if a borrower is over 90 days past due, the restructured loan will be returned to nonaccrual status.

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 7

Loans that have been restructured but have not recovered to a 1.10X DCR or GCF will remain on nonaccrual even though a forbearance agreement has been signed. When the borrower achieves a DCR or GCF of 1.10X or greater, the loan will be returned to restructured accruing status so long as the loan is current as to the restructured terms.

•	Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;

The primary factors in determining whether a restructured loan will accrue interest are as follows:

•	Whether there is six months of payment history under the current terms;
•	Whether the loan is current under the restructured terms; and
•	Whether the Company expects the loan to continue to perform under the restructured terms with a DCR or GCF of 1.10X.

•

For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;

As previously stated, a borrower must have a DCR or GCF of 1.10X or greater for a loan to be considered for a troubled debt restructuring. The Company also reviews the financial performance of the borrower over the past year to be reasonably assured of repayment and performance according to the modified terms. This review consists of an analysis of the borrower’s historical results; the borrower’s projected results over the next four quarters; current financial information of the borrower and any guarantors; and a fifteen-month rolling cash flow of the borrower. All troubled debt loans are reviewed quarterly to determine the amount of any impairment.

In situations where the restructuring results in an interest-only period (greater than three months but not longer than 14 months), the Company’s analysis of the borrower’s historical cash flow must conclude that the borrower can make the interest-only payments. Furthermore, the fifteen-month rolling projections must demonstrate that the borrower will achieve cash flow levels that will support a return to payments of principal and interest at a market rate within the timeframe prescribed in the forbearance agreement.

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 8

•

For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured; and

At the time of restructuring, the amount of the loan for which the Company is not reasonably assured of repayment is charged-off, but not forgiven. The Company has not had any additional charge-offs for any portion of the loans (after the initial charge-offs were taken at the time of the restructuring) for any of its troubled debt restructurings that accrue interest at the time the loans are restructured.

•	Specifically disclose your policy concerning how many payments the borrower needs to make before returning a loan to accrual status.

A borrower with a restructured loan must make six consecutive monthly payments at the restructured level and be current as to both interest and principal to be on accrual status. Furthermore, for a loan to no longer be considered restructured, it must cross over a calendar year-end and be at a market rate of interest.

The Company advises the Staff that it will include in its Form 10-K for the year ending December 31, 2010 and in other future filings with the Commission, as applicable, enhanced disclosure consistent with the response above.

Consolidated Financial Statements Note 5 - Loans and Leases, page 88

4.	We note your disclosure on page 120 which states that all your impaired loans are secured by real estate. Given the significant increase in the amount of your impaired loans, please provide us with the following as of December 31, 2009 and June 30, 2010 and revise future filings to disclose the following:

•	Expand your table on page 89 to quantify, by each loan type, impaired loan balances differentiating between impaired loans with and without valuation reserves;

The following table is an example of the revised disclosures that will be included in the Company’s Form 10-K for the year ending December 31, 2010 and in other future filings with the Commission, as applicable:

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 9

	June 30, 2010		December 31, 2009
Impaired loans without a related reserve:
Commercial, financial, and agricultural	$12,961		$21,814
Real estate - construction	45,358		54,788
Real estate secured - residential	10,420		892
Real estate secured - commercial	58,603		41,393

Total impaired loans without a related reserve	127,342	(1)	118,887

Impaired loans with a related reserve:
Commercial, financial, and agricultural	14,101		3,241
Real estate - construction	54,923		66,236
Real estate secured - residential	14,209		6,370
Real estate secured - commercial	58,150		54,613

Total impaired loans with a related reserve	141,383	(2)	130,460

Total impaired loans	$268,725		$249,347

Reserve for impaired loans:
Commercial, financial, and agricultural	$6,984		$672
Real estate - construction	11,808		18,705
Real estate secured - residential	4,294		1,561
Real estate secured - commercial	9,647		14,092

Total reserve for impaired loans	$32,733		$35,030

(1)	$79,480 of the $127,342 total impaired loans without a related reserve represents loans that had been written down to the fair value of the underlying collateral through direct charge-offs of $70,168.

(2)	Charge-offs related to these loans totaled $27,017.

In addition, the Company advises the Staff that it will include in its Form 10-K for the year ending December 31, 2010 and in other future filings with the Commission, as applicable, additional disclosure with respect to impaired loans and charge-offs by loan type in footnotes (1) and (2) to the table above, but has not done so for the year ended December 31, 2009 because the Company has not historically tracked this information by loan type and, as a result, the information is not readily available.

•	Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and

Please see footnote (1) in the chart above.

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 10

•

To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists.

Every impaired loan has a net realizable value (“NRV”) that is based on a recent appraisal (generally less than one year) of the collateral. That NRV is calculated by the loan officer, reviewed by Loan Review and finally reviewed by the Company’s credit risk department to insure that the calculation is correct. If the NRV is greater than the loan amount, then no impairment loss exists. If the NRV is less than the loan amount, the shortfall is rectified by a specific reserve for a period of 90 days to allow time for the borrower to pledge additional collateral. If the borrower fails to pledge additional collateral, a charge-off will occur. In certain circumstances, however, a direct charge-off may be taken at the time that the NRV calculation reveals a shortfall.

The Company advises the Staff that it will include in its Form 10-K for the year ending December 31, 2010 and in other future filings with the Commission, as applicable, enhanced disclosure consistent with the response above.

5.	We note that you had specific valuation allowances of $35 million on $249 million of impaired loans as of December 31, 2009. As it relates to your impaired loans, please tell us and revise your future filings, to include the following enhanced disclosures:

•

The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

All collateral-dependent impaired loans have an annual independent third-party appraisal of the collateral.

•

The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

This process typically does not exceed 90 days and there have not been any significant time lapses in this process.

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

As part of the Company’s loan quality department meetings and loan work out meetings, these loans are reviewed quarterly to insure that appraisals are kept current. If, based on general

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 11

economic and geographic information from outside sources, the Company believes that the value of collateral is decreasing, it will order a new appraisal and adjustments are made accordingly.

•

If you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

Although these situations are possible, the Company has not encountered any of them as of this date.

•

How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

Charge-offs are only taken based on the fair market value of the underlying collateral, as determined from a current appraisal. All partially charged-off loans remain on nonaccrual status until they are brought current as to both principal and interest and have six months of payment history.

•

In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans;

All loans have an independent third-party appraisal to determine the fair value of the underlying collateral. Once the Company has identified further deterioration of an impaired loan, it orders an updated appraisal. Prior to receiving the updated appraisal, the Company will establish a specific reserve for that estimated deterioration, based upon the Company’s assessment of market conditions. Once the updated appraisal is received, the book value of the loan is adjusted to its fair value as determined by the appraisal.

•	The amount of charge-offs recorded on your impaired loans which are therefore not included in your specific valuation allowance at period end; and

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page12

Please see footnotes (1) and (2) to the table presented in the Company’s response to Comment 4.

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

An independent third-party appraisal indicated that the value of the collateral was in excess of the loan amount.

The Company advises the Staff that it will include in its Form 10-K for the year ending December 31, 2010 and in other future filings with the Commission, as applicable, enhanced disclosure consistent with the response above.

Report of Independent Registered Public Accounting Firm, page 127

6.	Please have your auditors revise their report in future filings to include the city and state where the report was issued. Please refer to Rule 2-02(a) of Regulation S-X.

The Company advises the Staff that it will have its auditors revise their report included in the Company’s Form 10-K for the year ending December 31, 2010 and in other future filings with the Commission, as applicable, to include the city and state where the report was issued.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010 Consolidated Financial Statements (Unaudited)

7.	We note that the unrealized losses on your other structured financial products investments have increased to $14 million at June 30, 2010 from $11 million at December 31, 2009 with an amortized cost of $26 million at each period end. We further note that these investments are comprised of pooled trust preferred securities and all four of these securities are in an unrealized loss position. We have the following comments.

•

Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of June 30, 2010. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment; and

The Company’s structured financial products investments are comprised of pooled trust preferred securities which had an unrealized loss of $14 million as of June 30, 2010. All of these securities are below investment grade but are of the more senior tranche of the specific issue. The Company has contracted with a third party financial advisory firm (referred to herein as the

Confidential Treatment Requested by

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United States Securities and Exchange Commission October 27, 2010 Page 13

“third party firm”) to assist in its other-than-temporary impairment (“OTTI”) analysis of its structured financial products investments, including the analysis performed as of June 30th 2010.

The third party firm uses a proprietary methodology to determine the other-than-temporary impairment of the Company’s pooled trust preferred securities. This valuation analysis compares the present value of the expected base cash flows with the amortized cost basis of the trust preferred securities to determine whether the Company expects to recover the entire amortized cost basis of such securities. To make this comparison, the third party firm evaluates two scenarios consisting of three phases each. The two scenarios are: (1) the first dollar loss scenario and (2) the expected or forecasted scenario. The three phases associated with each scenario are (a) production of cash flows, (b) application of the cash flows to the percent owned and (c) assessment of OTTI .

To determine expected cash flows, the valuation analysis considers credit default rates, prepayments and deferrals, waterfall structure and covenants relating to the trust preferred securities. The third party firm focuses on the Texas ratio and the second ratio to determine short term default risk. To determine longer term default probabilities, the third party firm uses an internal scoring approach that relies on key financial performance ratios. Since using financial ratios to determine short and long term default probabilities is a data driven approach, the Company’s management believes that realistic conclusions can be made on the likelihood of future cash flows for these securities. In addition, the trust indenture documentation and the trustee reports for each specific trust preferred security issuance provide information regarding prepayments, deferral rights, call options, various triggers, including over-collateralization triggers, and waterfall structure, which the Company’s management believes is essential in determining projected base cash flows.

The Company’s management has assisted with the development of, and reviews and comments on the results of, this proprietary valuation methodology, and believes that the valuation analysis and methodology reasonably supports the value and projected performance of the specific trust preferred securities. The Company’s management believes this valuation methodology presents a logical and analytical approach in the determination of other-than-temporary impairment charges in accordance with Accounting Standards Codification Topic 320-10-35. Please see Exhibit A for a more detailed description of the third party firm’s proprietary valuation methodology and for supporting documentation relating to the application of the proprietary methodology to each of the pooled trust preferred securities.

•

Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the

Confidential Treatment Requested by

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United States Securities and Exchange Commission October 27, 2010 Page 14

disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

The following table is an example of the revised disclosure that will be included in the Company’s Form 10-Q for the period ending September 30, 2010 and in other future filings with the Commission, as applicable. However, the Company believes that excess subordination is not the most relevant factor in determining other than temporary impairment and have excluded it from the disclosure. The Company believes a more relevant factor is the present value of the expected cash flows for the Class and all its subordinate classes compared to the face value of the Class, and therefore this factor is included in the following table.

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 15

SUSQUEHANNA BANCSHARES

TRUST PREFERRED INFORMATION

Amounts shown in thousands

As of June 30, 2010	Pooled Trust #1	Pooled Trust #2	Pooled Trust #3	Pooled Trust #4
Class	B	B	B	A2L

Book value	$3,000	$6,950	$7,896	$6,750
Fair value	1,345	3,244	3,444	2,920
Unrealized gain/(loss)	(1,655)	(3,706)	(4,452)	(3,830)
Present value of expected cash flows for class noted above and all subordinated classes (1)	151,398	194,078	252,690	124,997
Class face value	35,000	57,010	86,464	45,500

Lowest credit rating assigned	B1	Caa3	B3	Caa3

Original collateral	$624,000	$474,000	$701,000	$488,000
Performing collateral	445,000	360,000	538,000	373,000
Actual defaults	107,000	30,000	91,000	59,000
Actual deferrals	72,000	84,000	72,000	56,000
Projected future defaults	92,000	137,000	147,000	96,000

Actual defaults as a % of original collateral	17.1%	6.3%	13.0%	12.1%
Actual deferrals as a % of original collateral	11.5	17.7	10.3	11.5

Projected future defaults as a % of performing collateral plus deferrals	17.8	30.9	24.1	22.4

(1)	Susquehanna determines whether it expects to recover the entire amortized cost basis by comparing the present value of the expected cash flows to be collected with the amortized cost basis, using documented assumptions. The present value of the expected cash flows for Susquehanna’s specific class and all subordinate classes is listed above. As of June 30, 2010, the present value of the current estimated cash flows is equal to or greater than the face amount of the specific class for all trust preferred securities and consequently, there is no other-than-temporary-impairment.

As reflected above, the Company included in the table the present value of expected cash flows for the owned class and all its subordinate classes to determine the other-than-temporary impairment test. Excess subordination for trust preferred securities may be a broad indicator of current performance, but the Company does not believe it is a determinant for other-than-temporary impairment

In addition, please note that a single-issuer trust preferred security with a book value of $1.8 million and a fair value of $1.4 million at June 30, 2010 was included in “Other structured financial products.” The Company advises the Staff that in its Form 10-Q for the period ending September 30, 2010 and in other future filings with the Commission, as applicable, this investment will be included in “Other debt securities.”

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Table 6 - Construction, Land Development, and Other Land Loss - Portfolio Characteristics, page 44

8.	We note in footnote (1) to the table that you include cash flows on the guarantors in calculating the global debt coverage ratio. Please tell us and revise your future filings to address the following regarding your construction or commercial loans:

•

Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity for which you have not considered the loan to be impaired due to the existence of guarantees. If so, tell us about the types of extensions made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

The Company has not experienced an increase in construction or commercial loans that have been extended at maturity for which the Company has not considered the loan to be impaired due to the existence of guarantees. Since the beginning of the global economic slowdown in 2007, the Company has consistently assessed the probability for completion of a project by determining the guarantor’s liquidity and the cash flow generated by the project based upon current absorption. Accordingly, the Company uses the following tests:

•

Whether the project’s economics are achievable within a time frame such that the available cash flow of this and all of the projects of the guarantor (whether financed or not financed by the Company) is sufficient to pay the required payments of interest plus principal during a rolling fifteen- month projection.

•	A determination, based on a review of external sources, of the viability/absorption of the projects and whether they align with the guarantor’s expectations.

•

Quarterly reviews to assess whether the expectations of the borrower/guarantor and the externally supplied information on the market are aligned to determine if the previous assumptions are still valid or need to be adjusted to meet the expectations that the Company be fully repaid.

If any of these answers are negative, the Company considers the loan to be impaired and it is included in the Company’s evaluation of the allowance for loan and lease losses.

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 17

•

Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

Guarantors are required to provide the Company with copies of annual financial statements and tax returns, including all schedules. These financial statements and tax returns are analyzed using variables such as total debt obligation including contingent liabilities (an analysis of those contingent liabilities, the ability to service third-party debt, and whether the cash that is left will support the Company’s loan), and a review of financial statements to determine living expenses. These results are part of the fifteen-month rolling projection of the borrower’s and the guarantor’s cash flow. However, with respect to a potential problem loan, the rolling fifteen-month cash flow projection requires verification of all cash or liquid investments each quarter. In addition, the Company requires that these statements are generally current to within one year.

•	Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan; and

Approximately 70% of the real estate borrowers have been customers of the Company for over ten years and in the market for at least 15 years. The Company’s lenders for the most part have been lenders within their specific markets for 15 or more years, and those whose experience is less than that time period are supervised by people who have the experience. Therefore, the Company has a strong historical perspective as to how borrowers performed in the last major recession of 1988 to 1993. For those borrowers that do not have the history dating back to the last major recession, third-party credit checks are used to determine their history and, when appropriate, how they have performed when real estate projects have not gone as expected.

Potential problem loans are analyzed every quarter for impairment. If they are impaired, the NRV is calculated by using current appraisals to determine the appropriate value, and the short fall is charged off. All charged-off loans become part of the calculation for the ASC 450 reserve. The Company’s impairment and charge-off analyses takes into consideration the guarantor’s demonstrated ability and willingness to service the debt. Charge-offs are taken in the quarter that the Company determines that the loan is impaired.

•

When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

United States Securities and Exchange Commission October 27, 2010 Page 18

Loans that are determined to be impaired are written down to their current value based upon a current appraisal at the time of impairment. No additional value is assigned to the guarantee with regard to this appraisal. The Company exercises its rights under the full extent of the law to pursue all assets of the borrower and guarantors.

The Company advises the Staff that it will include in its Form 10-Q for the period ending September 30, 2010 and in other future filings with the Commission, as applicable, enhanced disclosure consistent with the response above.

* * * * * * * * * * * * * * * * * * * * * * * * * * *

Susquehanna respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (215) 963-5262 or Benjamin Wills at (215) 963-5541.

Sincerely,

/s/ Joanne R. Soslow

Joanne R. Soslow

Morgan, Lewis & Bockius LLP

cc:	Drew K. Hostetter (Susquehanna Bancshares, Inc.) Lisa M. Cavage, Esq. (Susquehanna Bancshares, Inc.) William J. Reuter (Susquehanna Bancshares, Inc.)

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, PA 17543-7000

Tel 717-626-4721

Fax 717-626-1874

October 27, 2010

VIA EDGAR AND FACSIMILE

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Attn:	Lisa Etheredge Amit Pande (Accounting Branch Chief)

Re:	Susquehanna Bancshares, Inc.
Form 10-K/A for the year ended December 31, 2009
Filed March 3, 2010
Form 10-K for the year ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the quarter ended June 30, 2010
Filed August 6, 2010
File No. 000-1338721

Dear Ms. Etheredge:

In connection with your letter dated September 17, 2010 to Drew K. Hostetter, Chief Financial Officer of Susquehanna Bancshares, Inc. (the “Company”), with respect to the above referenced filings with the Securities and Exchange Commission (the “Commission”) by the Company, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and

Exchange Commission

October 27, 2010

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely, SUSQUEHANNA BANCSHARES, INC.

By:	/s/ Drew K. Hostetter
Name: Drew K. Hostetter Title: Executive Vice President, Treasurer and Chief Financial Officer

Exhibit A

OTTI ANALYSIS AT SUSQUEHANNA BANCSHARES INC.

[***]

CONFIDENTIAL TREATMENT REQUESTED BY SUSQUEHANNA BANCSHARES, INC. FOR THE

PORTIONS OF THIS RESPONSE INDICATED BY “[***]”.

Confidential Treatment Requested by

Susquehanna Bancshares, Inc.